SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Apigee Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03765N108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]Rule 13d-1(b)

[_]Rule 13d-1(c)

[X]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 03765N108	13 G	Page 2 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Bay Partners X, L.P. (“Bay X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPREENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 03765N108	13 G	Page 3 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Bay Partners X Entrepreneurs Fund, L.P. (“Bay X Entrepreneurs”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPREENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 03765N108	13 G	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Bay Management Company X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPREENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 03765N108	13 G	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Neal Dempsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPREENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 03765N108	13 G	Page 6 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Stuart G. Phillips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPREENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 03765N108	13 G	Page 7 of 12

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by Bay Partners X, L.P., a Delaware limited partnership (“Bay X”), Bay Partners X Entrepreneurs Fund, L.P., a Delaware limited partnership (“Bay X Entrepreneurs”), Bay Management Company X, LLC, a Delaware limited liability company (“Bay X GP”), and Neal Dempsey (“Dempsey”) and Stuart G. Phillips (“Phillips”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

Apigee Corporation
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

10 S. Almaden Boulevard, 16th Floor
San Jose, CA 95113

ITEM 2(A).	NAME OF PERSONS FILING
This Statement is filed by Bay X, Bay X Entrepreneurs, Bay X GP, and Dempsey and Phillips”. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”
Bay X GP, the general partner of Bay X and Bay X Entrepreneurs, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Bay X and Bay X Entrepreneurs. Dempsey and Phillips are the managers of Bay X GP and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Bay X and Bay X Entrepreneurs.
ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE
The address for each of the Reporting Persons is:

Bay Partners
2180 Sand Hill Road, Suite 345
Menlo Park, California 94025
ITEM 2(C)	CITIZENSHIP

Bay X and Bay X Entrepreneurs are Delaware limited partnerships. Bay X GP is a Delaware limited liability company. Dempsey and Phillips are United States citizens.
ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 03765N108
ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 03765N108	13 G	Page 8 of 12

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X] Yes
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of Bay X and Bay X Entrepreneurs, and the limited liability company agreement of Bay X GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

CUSIP NO. 03765N108	13 G	Page 9 of 12

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 03765N108	13 G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2017

Bay Partners X, L.P.	/s/ Neal Dempsey
By Bay Management Company X, LLC	Neal Dempsey
Its General Partner	Manager

Bay Partners X Entrepreneurs Fund, L.P.	/s/ Neal Dempsey
By Bay Management Company X, LLC	Neal Dempsey
Its General Partner	Manager
Neal Dempsey	/s/ Neal Dempsey
Neal Dempsey
Stuart G. Phillips	/s/ Stuart G. Phillips
Stuart G. Phillips

CUSIP NO. 03765N108	13 G	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit A:
Agreement of Joint Filing	12

CUSIP NO. 03765N108	13 G	Page 12 of 12

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Apigee Corporation shall be filed on behalf of each Reporting Person. Note that copies of the applicable Agreement of Joint Filings are already on file with the appropriate agencies.